                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            MILESTONE SCIENTIFIC INC.
                            -------------------------
                                (Name of Issuer)

                     Common Stock, $.001 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    59935P100
                                    ---------
                                 (CUSIP Number)


                                December 31, 1998
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                               Page 1 of 6 pages

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-----------------------------------          -----------------------------------
CUSIP No.  59935P100                  13G      Page  2    of   6    Pages
          --------------                           ------    ------
-----------------------------------          -----------------------------------

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cumberland Associates LLC
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]

                                                               (b)  [X]

--------------------------------------------------------------------------------
        3  SEC USE ONLY

--------------------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            509,000
                     -----------------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY              87,400
     OWNED BY
                     -----------------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                509,000
       WITH
                     -----------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                             87,400
--------------------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           596,400 (excludes 31,000 shares beneficially owned by K. Tucker Andersen, a member of Cumberland Associates LLC)
--------------------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [X]
--------------------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.7%
--------------------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!







                               Page 2 of 6 pages
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Item 1(a)                    Name of Issuer:
---------                    ---------------

                             Milestone Scientific Inc. (the "Issuer")

Item 1(b)                    Address of Issuer's Principal Executive Offices:
---------                    ------------------------------------------------

                             220 South Orange Avenue
                             Livingston, New Jersey 07039

Items 2(a)                   Name of Person Filing:
----------                   ----------------------

                             This statement is being filed by Cumberland
                             Associates LLC. Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, thirteen securities accounts (the "Accounts"), the principal one of which is Cumberland Partners.
                             K. Tucker Andersen, Gary Tynes, Oscar S. Schafer, Bruce G. Wilcox, Glenn Krevlin, Andrew Wallach and Eleanor Poppe are the members (the "Members") of Cumberland Associates LLC.

Item 2(b)                    Address of Principal Business Office:
---------                    -------------------------------------

                             The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

Item 2(c)                    Citizenship:
---------                    ------------

                             Cumberland Associates LLC is a New York limited liability company. Each of the Members is a citizen of the United States.

Item 2(d)                    Title of Class of Securities:
---------                    -----------------------------

                             Common Stock, par value $.001 per share
                             (the "Shares")

Item 2(e)                    CUSIP Number:
---------                    -------------

                             59935P100

Item 3                       Not Applicable

Item 4.                      Ownership:
-------                      ----------







                               Page 3 of 6 pages
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Item 4(a)                    Amount Beneficially Owned:
---------                    --------------------------

                             As of the date hereof, Cumberland Associates
                             LLC may be deemed the beneficial owner of 596,400 Shares (excludes 31,000 shares beneficially owned by K. Tucker Andersen, a member of Cumberland Associates LLC).

Item 4(b)                    Percent of Class:
---------                    -----------------

                             The number of Shares of which Cumberland Associates LLC may be deemed to be the beneficial owner constitutes approximately 6.7% of the total number Shares outstanding.


Item 4(c)                    Number of shares as to which such person has:
---------                    ---------------------------------------------

                               (i)     Sole power to vote or to direct the vote:
                                       509,000

                               (ii) Shared power to vote or to direct the vote: 87,400

                               (iii) Sole power to dispose or to direct the disposition of: 509,000

                               (iv) Shared power to dispose or to direct the disposition of: 87,400

Item 5                       Ownership of Five Percent or Less of a Class:
                             --------------------------------------------

                             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6                       Ownership of More than Five Percent on Behalf of
------                       ------------------------------------------------
                             Another Person:
                             --------------

                             The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for each Account in accordance with their ownership interests in each such Account.


Item 7                       Identification and Classification of the
------                       ----------------------------------------
                             Subsidiary Which Acquired the Security Being
                             --------------------------------------------
                             Reported on By the Parent Holding Company:
                             -----------------------------------------

                             Not Applicable








                               Page 4 of 6 pages
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Item 8                       Identification and Classification of Members
------                       --------------------------------------------
                             of the Group:
                             -------------

                             Not Applicable

Item 9                       Notice of Dissolution of Group:
------                       -------------------------------

                             Not Applicable

Item 10                      Certification:
-------                      --------------

         By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
















                               Page 5 of 6 pages
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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 12, 1999

                                            CUMBERLAND ASSOCIATES LLC


                                            By: /s/ K. Tucker Andersen
                                               -----------------------
                                            Name:  K. Tucker Andersen
                                            Title:  Member




















                               Page 6 of 6 pages